TEXTMUNICATION HOLDINGS, INC. ADDS JOSEPH GRIFFIN AS INVESTMENT ADVISOR

PLEASANT HILL, CA/ July 11, 2018 – Textmunication Holdings, Inc. (TXHD.OB), a cloud-based mobile SMS and RCS marketing platform provider, announces the addition of Joseph Griffin as financial investment advisor and investor to the company. In his role, he will advise Textmunication on strategic investment opportunities and investment execution.

Mr. Griffin, a retired Wall Street executive, spent his career with two firms: Century Capital Associates, a flexible equity-oriented investment advisor with over $2 billion in assets who believed that the market is more leveraged to changes in the rate of inflation than any other single factor, including interest rates. The client base included pension funds and other institutional investors.

Renaissance Technologies Corporation was a money management firm with over $5 billion in assets dedicated to investment management through mathematical methods. The activity was primarily futures trading for high net worth individuals.

“A successful venture capital investment is based on a strong management team and a great product. Textmunication has a solution that is scalable and fits a great need in the growing mobile marketing sector,” stated Mr. Griffin. “I look forward to working with Textmunication to help them expand their business initiatives through strategic investment opportunities.”

Mr. Griffin graduated from Greensboro College and pursued his graduate studies at the University of North Carolina Law School at Chapel Hill and the Executive MBA program at Pace University in New York. Mr. Griffin is a charter member of the Advisory Council of the Association of Investment Management Sales Executives was a member of the Board of Trustees at Greensboro College, Greensboro, North Carolina.

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About Textmunication Holdings, Inc.

Textmunication Holdings, Inc. (“TXHD”) is a leading mobile marketing solution provider helping thousands of clients across North America improve engagement, retention and loyalty with their members. Based in the heart of Silicon Valley, Textmunication leverages its dynamic SMS software platform delivering robust APIs and integrated mobile marketing solutions in markets such as health and fitness, beauty salons, sporting events, hospitality, entertainment and digital marketing firms. The company’s new software platform named “Smart Automated Messaging” (SAM) - provides a powerful non-intrusive and valued-added engagement tool capable of delivering more than one billion SMS per month. CIOReview Magazine honored Textmunication as one of the “Top 20 Most Promising Digital Marketing Solution Providers” in its annual 2018 edition. Textmunication offers cutting-edge technology with upcoming solutions such as Rich Communication Services (RCS). Textmunication was chosen as an early adopter of RCS by a leading SMS aggregator which will create a paradigm shift in the text messaging world with rich images, videos, chat box features and multi-media in a single text. Textmunication is also minority owner of Aspire Consulting Group LLC, a government consulting firm located in the Washington, D.C. area. To learn more about Textmunication, visit our website at www.textmunication.com

Safe Harbor Provision:

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements in this press release as they reflect Textmunication Holdings’ current expectations with respect to future events and are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated. Potential risks and uncertainties include, but are not limited to, the risks described in Textmunication Holdings’ filings with the Securities and Exchange Commission. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and any document referred to in this press release.

Contact:

Wais Asefi, CEO

Textmunication Holdings, Inc.

(800) 677-7003

wais@textmunication.com